UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 19, 2018

SB ONE BANCORP

(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation or organization)	001-12569 (Commission File Number)	22-3475473 (I.R.S. Employer Identification No.)

100 Enterprise Dr.

Rockaway, New Jersey 07866
(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (844) 256-7328

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 19, 2018, SB One Bancorp, a New Jersey corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enterprise Bank NJ (“Enterprise”) and SB One Bank, the Company’s subsidiary bank, pursuant to which the Company will acquire Enterprise.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of each party, Enterprise will merge with and into SB One Bank (the “Merger”).

Under the terms of the Merger Agreement, each outstanding share of Enterprise common stock will be converted into the right to receive 0.4538 shares of the Company’s common stock.

The Merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of Enterprise, and is expected to close in the fourth quarter of 2018. Following the Merger, Donald J. Haake, currently the President and Chief Executive Officer of Enterprise, will be employed as Senior Executive Vice President, Regional Banking of SB One Bank. Two members of the current board of directors of Enterprise will be appointed to the board of directors of the Company and the board of directors SB One Bank, to serve until the next annual meeting of the Company at which time the directors will be nominated for re-election.

In connection with the Merger Agreement, the Company and SB One Bank entered into an Employment Agreement with Mr. Haake, which will be effective upon the closing of the Merger. Additionally, concurrently with entering into the Merger Agreement, the Company entered into Voting Agreements with each of the Enterprise directors pursuant to which such shareholders agreed to vote their Enterprise shares in favor of the Merger.

If the Merger is not consummated under specified circumstances, Enterprise may be required to pay the Company a termination fee of approximately $1.92 million.

The Merger Agreement also contains customary representations and warranties that the Company and Enterprise made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company and Enterprise, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between the Company and Enterprise rather than establishing matters as facts.

The foregoing is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. For additional information, reference is made to the press release dated June 20, 2018, which is included as Exhibit 99.1 and is incorporated herein by reference.

Important Additional Information and Where to Find It

The Company intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger as well as the proxy statement/prospectus of Enterprise for the solicitation of proxies from Enterprise’s shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF THE COMPANY AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the proxy statement/prospectus, as well as other filings containing information about the Company and Enterprise, may be obtained at the SEC’s website at http://www.sec.gov. In addition, copies of the proxy statement/prospectus can also be obtained free of charge by directing a request to SB One Bancorp, 100 Enterprise Drive, Suite 700, Rockaway, NJ 07866, attention: Corporate Secretary (844) 256-7328.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated June 19, 2018, by and between SB One Bancorp, SB One Bank and Enterprise Bank N.J.
99.1	Press Release, dated June 20, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUSSEX BANCORP

Date: June 20, 2018	By:	/s/ Steven M. Fusco
Steven M. Fusco
Senior Executive Vice President and Chief Financial Officer